MT Ultimate Healthcare Corp.
                       18301 Von Karman, Suite 205
                         Irvine, California 92612

==============================================================================

January 23, 2006

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

     Attn:     Jeffrey Riedler, Assistant Director
               Division of Corporation Finance

     Re:       MT Ultimate Healthcare Corp.
               Preliminary Information Statement on Schedule 14C
               File No. 0-49915
               Preliminary Information Statement filed December 9, 2005

Ladies and Gentlemen:

     The following responses address the comments of the reviewing Staff of the Commission as set forth in a comment letter dated January 4, 2006 (the "Comment Letter") relating to the Preliminary Information Statement (the "Information Statement") of MT Ultimate Healthcare Corp. (the "Company"). The answers set forth herein refer to each of the Staffs' comments by number.

     This letter addresses Staff comments 1 through 6 and 10 through 28 of the Comment Letter. We note that (a) comments 7 through 9 relate to the Company's financial statements and audit issues, (b) comments 29 through 44 relate to the Company's Form 10-KSB for the year ended December 31, 2004, (c) comments 45 and 46 relate to the Company's Form 10-Q for the quarter ended September 30, 2005, and (d) comments 47 and 48 relate to the Company's Form 8-K, dated November 4, 2005. The Company is in the process of reviewing each of these financial statements and filings with respect to the Staff's comments and plans to submit, by separate letter and amended filings, responses to the Staff's comments.

     We are filing herewith Amendment No. 1 to the Company's Information
Statement reflecting our responses to the Staff's other comments.   As part of
our response, we have greatly reduced the scope of stockholder action addressed in the Information Statement by eliminating former Proposals 3 through 7, which we have concluded do not require any stockholder action based on our analysis of applicable provisions of Nevada law, our Articles of
Incorporation and our Bylaws as described in Attachment A hereto.   As a
result of this reduction in the scope of stockholder action, we believe that the Information Statement does not need to address the issues raised in the Staff's other comments. Accordingly, we request that the Staff proceed with its detailed examination of the Information Statement separately from the other filings addressed in the Comment Letter.

General

1. Regarding the two acquisitions, you disclose that these transactions have already closed. It appears to us that if applicable law or regulations require shareholder approval of these transactions, that you would be required to deliver the information statement 20 days before taking the action. Supplementally, please explain to us whether or not and why or why not, shareholder approval of the transactions is required. If shareholder approval is not required, explain in the information statement why you are seeking the ratification of actions that have already been taken and the reasons and the effects on shareholders of obtaining ratification.

     Response

     The Company has determined that no stockholder action was or is required to approve either acquisition. Sections 1 and 2 of Attachment A hereto set forth our analysis of applicable provisions of Nevada law, our Articles of Incorporation and Bylaws that provide the basis for our conclusion as well as a summary of corporate action taken to approve the acquisitions. We have amended the Information Statement to delete Proposals 5 and 7 relating to the acquisitions.

2. We note that it appears that Messrs. Walters and Moore will vote the MT Ultimate shares you state they own in favor of the acquisition of iTech. Further, it appears to us that the two gentlemen will receive the MT Ultimate shares they are voting to approve the iTech transaction as consideration paid to them by the registrant as consideration in that transaction. Supplementally please provide an analysis supporting your belief that these gentlemen can vote these shares on this matter and the others.

     Response

     As stated in our response to Comment 1 above, we have concluded that no stockholder action was or is required to approve either acquisition. Accordingly, the circumstances anticipated in the Staff's comment will not occur.

3. We note that the transactions described in proposals five and seven concern material acquisitions and that proposal six concerns the issuance of securities. Therefore, you should provide all of the disclosure required by Items 11, 13 and 14 of Schedule 1-4A in your information statement. As currently prepared, your disclosure does not properly address these items. You should present this disclosure in narrative form and provide a detailed discussion of material information for each item as required. We expect that you will add substantial additional disclosure to your filing in response to this comment.

     Response

     As stated in our response to Comment 1 above, we have concluded that no stockholder action was or is required to approve either acquisition.
     Accordingly, we have deleted Proposals 5 and 7.    We have also
     concluded that no stockholder action was or is required to approve the financing arrangements which were the subject of Proposal 6. Section 3 of Attachment A hereto sets forth our analysis of applicable provisions of Nevada law, our Articles of Incorporation and Bylaws that provide the basis for our conclusion as well as a summary of corporate action taken to approve the financing arrangements. We have amended the Information Statement to delete Proposal 6 relating to the financing arrangements.

4. Please provide the historical financial information required for the registrant, iTechexpress, Inc. and Drug Consultants, Inc., as well as the required pro forma financial information giving effect to these acquisitions.


     Response

     As stated in our response to Comment 1 above, we have concluded that no stockholder action was or is required to approve either acquisition, and
     we have deleted Proposals 5 and 7.    As a result, we believe neither
     historical nor pro forma financial information is required in the Information Statement with respect to the Company, iTechexpress, Inc. or Drug Consultants, Inc.

5. As to proposals five and seven pertaining to the acquisitions, Item 14 of Schedule 14A requires that you disclose the material terms of the proposed transactions and that you must provide security holders with sufficient information to understand the essential features and significance of the transaction. Your discussion should include, but not be limited to, disclosure of all of the material terms of the transaction, covenants, representations, warranties, consideration, closing conditions, etc. It should also discuss the significance of the transactions to the registrant and security holders. It should also provide sufficient information regarding the acquired companies. We expect you to provide significantly more disclosure regarding the transaction in response to this comment.

     Response

     As stated in our response to Comment 1 above, we have concluded that no stockholder action was or is required to approve either acquisition, and we have deleted Proposals 5 and 7.

6. Furthermore, you need to provide more information relating to each of the transactions, including the background of the transactions, the reasons that the board believes that the transactions are in the best interests of the shareholders, and tax and accounting treatment for the transactions. You also need to disclose how the consideration amounts were determined, a description of any fairness opinion obtained and if one was not obtained why it was not obtained, and the basis for the company's belief that each of the transactions are in the best interest of shareholders.

     Response

     As stated in our response to Comment 1 above, we have concluded that no stockholder action was or is required to approve either acquisition, and we have deleted Proposals 5 and 7.

Financial Statement and Audit Issues

7. Please provide audited financial statements for the two acquisitions which occurred during 2004 in accordance with Rule 310(c) of Regulation S-B or tell us why audited financial information is not required.

     Response

     As stated in our response to Comment 4 above, we believe neither historical nor pro forma financial information is required in the Information Statement with respect to the Company, iTechexpress, Inc. or Drug Consultants, Inc.

     Nonetheless, we are in the process of reviewing the two acquisitions which occurred during 2004 (including any obligation of the Company to provide audited financial statements in accordance with Rule 310(c) of Regulation S-B) and plan to submit, by separate letter and amended filings (as necessary), responses to the Staff's comment.

8. Please provide pro forma financial information in compliance with Rule 310(d) of Regulation S-B or tell us why the pro forma financial information is not required.

     Response

     As stated in our response to Comment 1 above, we have concluded that no stockholder action was or is required to approve either acquisition, and
     we have deleted Proposals 5 and 7.    As a result, we believe that pro
     forma financial information is not required in the Information Statement with respect to the Company, iTechexpress, Inc. or Drug Consultants, Inc.


9. In light of the fact that your former auditor is no longer registered with the PCAOB, this auditor would not be able to perform the required restatement adjustments identified later in this letter. As a result, it appears a re-audit by a firm registered with the PCAOB would be required.

     Response

     As stated in our response to Comment 4 above, we believe neither historical nor pro forma financial information is required in the Information Statement with respect to the Company, iTechexpress, Inc. or Drug Consultants, Inc. Accordingly, we believe that we do not require the consent of, or other action by, our former auditor in connection with the Information Statement.

     Nonetheless, we are in the process of obtaining a re-audit of our historical financial statements by a firm registered with the PCAOB. In connection with the re-audit, we intend to address separately the Staff comments 29 through 44 and make any necessary restatement adjustments.

General

10. Please consider including an introduction to the information statement prior to discussing your proposals. We note that if your proposals are approved and the underlying transactions are consummated, this will result in a substantial transformation of the company. Your introduction should explain these transactions and explain the changes to the company that will result therefrom. You should also discuss the interdependence of the proposals.

     Response

     We have greatly reduced the scope of stockholder action addressed in the
     Information Statement by deleting Proposals 3 through 7.   We believe
     that this reduction in scope addresses the concern raised in the Staff's comment.

11. Item 3 of Schedule 14C refers to certain interests of persons in the transactions to be acted upon. You have not disclosed any such interests in the filing. For each proposal, please provide this information. We expect you to provide substantial disclosure in response to this comment and may have further comments upon reviewing your revised disclosure.


     Response

     With respect to each proposal in the Information Statement, we have added a new section entitled "INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON" to address the Staff's comment.

Proposal 1   Amendment to Articles of Incorporation, page 4

12. At the end of the second paragraph, you state that the summary of the amendments does not purport to be complete and qualify it in its entirety by reference to the certificate of amendment Please amend this language to remove the qualification and state that all material terms of the amendment are disclosed in this subsection of the information statement. We note similar disclosure concerning other documents and agreements throughout the information statement. As a non-exclusive example, you make a similar statement on page 10 concerning the bylaw amendments. Please revise the disclosure throughout the filing to be consistent with this comment.

     Response

     We have revised disclosure throughout the Information Statement to address the Staff's comment.

13. Where you discuss the creation of blank check preferred stock, please disclose the risks of possible dilution that may occur if you issue preferred stock which is convertible into common stock.

     Response

     In the section of the Information Statement entitled "PROPOSAL 1-AMENDMENT TO ARTICLES OF INCORPORATION--WHAT IS THE PURPOSE OF THE AMENDMENT?-Creation of Blank Check Preferred Stock", we have added disclosure to address the Staff's comment.

14. On page 7, you state that the vote required to approve the proposal is the affirmative vote of the Majority Stockholders, which you define as Messrs. Walters and Moore. This is not the case. It appears that the vote required is a majority of the outstanding shares of common stock eligible to vote on this matter. Please revise to state this fact and disclose, if true, that the affirmative votes of Messrs. Walters and Moore would be sufficient to approve this matter. You make similar disclosure concerning the other proposals in the document. Please revise these other disclosures throughout the document to comply with this comment.

     Response

     We have revised disclosure throughout the Information Statement to address the Staff's comment.

Proposal 2   Approval of Reverse Stock Split,  page 7

15. Please include disclosure in tabular form which describes your capitalization both before and after the reverse spilt. This should include the number of shares authorized, issued and outstanding, as well as shares reserved for issuance in accordance with the terms of the convertible securities, warrants, etc. both before and after the reverse stock split.

     Response

     In the section of the Information Statement entitled "PROPOSAL 2-APPROVAL OF REVERSE STOCK SPLIT--WHAT IS THE PURPOSE OF THE REVERSE STOCK SPLIT?", we have added disclosure to address the Staff's comment.

16. You state that holders of common stock entitled to fractional shares will receive whole shares of common stock upon surrender of their stock certificates. Please explain in more detail exactly what steps shareholders will have to take and when to receive their new shares.

     Response

     We have revised the disclosure referenced in the Staff's comment to clarify that no stockholder action is required in order for the stockholder to be entitled to whole shares of common stock in lieu of any fractional shares due.

Proposal 3   To Ratify the Amendment of the Company's Bylaws, page 10

17. Exhibit B indicates that the board of directors approved these amendments to the bylaws in December 2005. Please explain why you are seeking shareholder ratification of these amendments. Also, state whether or not the amendments would be effective under Nevada corporate law and your charter and bylaws without shareholder approval.

     Response

     The Company has determined that no stockholder action was or is required to approve the Bylaw amendments. Section 4 of Attachment A hereto sets forth our analysis of applicable provisions of Nevada law, our Articles of Incorporation and Bylaws that provide the basis for our conclusion as well as a summary of corporate action taken to approve the Bylaw amendments. We have amended the Information Statement to delete Proposal 3 and Exhibit B.

18. While you explain the advantages of the written consent proposal to the two Majority Stockholders, you do not adequately explain the disadvantages this action could have on the other shareholders. Please explain in detail the anti- takeover and control issues related to this amendment.

     Response

     We have amended the Information Statement to delete Proposal 3. As a result, the Staff's comment is no longer applicable.

19. You state that shareholders could act by written consent to approve transactions and affairs without a shareholder meeting. Please state whether or not any such actions are currently planned or contemplated. If they are, describe them.

     Response

     We have amended the Information Statement to delete Proposal 3.   As a
     result, the Staff's comment is no longer applicable.

Security Ownership of Management and Certain Security Holders, page 13

20. As to the shares beneficially owned by Messrs. Walters and Moore, please tell us when these shares were actually issued to the gentlemen and would be considered outstanding under Nevada law. It appears that the shares the company is obligated to issue to the gentlemen may not yet be beneficially owned by them. See Rule 13d-3 of the Exchange Act.

     Response

     On November 4, 2005, upon closing of the Company's acquisition of iTechexpress, Inc., we issued 137,250,000 shares of our common stock to
     each of Mr. Walters and Mr. Moore.   These shares currently are
     considered outstanding under Nevada law. We have revised the disclosure under the section entitled "Security Ownership of Management and Certain Security Holders" and elsewhere in the Information Statement to reflect that only these shares are currently beneficially owned by Mr. Walters and Mr. Moore.

21. Please disclose the name(s) of the natural person(s) who have sole or shared investment and voting power of the securities owned by Nite Capital.

     Response

     We have revised footnote (4) to the table in the section entitled "Security Ownership of Management and Certain Security Holders" to address the Staff's comment.

Certain Relationships and Related Transactions, page 15

22. You state that you anticipate entering into an agreement for executive management services with a firm owned by Messrs. Walters and Moore. Please disclose the name of this firm and terms of this proposed agreement.

     Response

     The Company has determined that no stockholder action was or is required to approve the appointment of Mr. Walters and Mr. Moore to our Board of Directors. Section 5 of Attachment A hereto sets forth our analysis of applicable provisions of Nevada law, our Articles of Incorporation and Bylaws that provide the basis for our conclusion as well as a summary of corporate action taken to approve the appointments. We have amended the Information Statement to delete Proposal 4, including the disclosure which is the subject of the Staff's comment. Neither the name of the firm nor the terms of the proposed agreement have been determined at this time.

23.  On page 17, you state that you will "spin-off' the Abundant business to
     the Tudemes.   It does not appear that you received shareholder approval
     for this transaction. Please explain to us whether you will seek shareholder approval and if you do not plan to get such approval, tell us why you believe it is not necessary.

     Response

     The Company has determined that no stockholder action was or is required to approve the "spin-off" transactions. Section 6 of Attachment A hereto sets forth our analysis of applicable provisions of Nevada law, our Articles of Incorporation and Bylaws that provide the basis for our conclusion as well as a summary of corporate action taken to approve the transactions.

Proposal 6   Ratification of Financing Arrangement, page 20

24. You state that the company has received $1.3 million of the face amount of the $3.0 million note. Please explain why the full amount of the note has not been received and when and under what circumstances it will be received.

     Response

     The Company has determined that no stockholder action was or is required to approve the secured convertible note financing arrangement. Section 3 of Attachment A hereto sets forth our analysis of applicable provisions of Nevada law, our Articles of Incorporation and Bylaws that provide the basis for our conclusion as well as a summary of corporate action taken to approve the financing arrangement. We have amended the Information Statement to delete Proposal 6.

     Nonetheless, we have revised the disclosure under the section entitled "PROPOSAL 2-APPROVAL OF REVERSE STOCK SPLIT DOES THE COMPANY HAVE PLANS TO ISSUE ADDITIONAL SHARES OF COMMON STOCK?" to address the Staff's comment by adding the last paragraph of that section.

25. On page 21, you state that the convertible notes' conversion price may be adjusted in the event the company is acquired. Please disclose and quantify how this adjustment will be calculated.

     Response

     The Company has determined that no stockholder action was or is required to approve the secured convertible note financing arrangement. Section 3 of Attachment A hereto sets forth our analysis of applicable provisions of Nevada law, our Articles of Incorporation and Bylaws that provide the basis for our conclusion as well as a summary of corporate action taken to approve the financing arrangement. We have amended the Information Statement to delete Proposal 6.

26. You state that there are some circumstances when the company may not be able to issue shares within five days of receipt of a notice. Please explain the circumstances under which this could happen.

     Response

     The Company has determined that no stockholder action was or is required to approve the secured convertible note financing arrangement. Section 3 of Attachment A hereto sets forth our analysis of applicable provisions of Nevada law, our Articles of Incorporation and Bylaws that provide the basis for our conclusion as well as a summary of corporate action taken to approve the financing arrangement. We have amended the Information Statement to delete Proposal 6.

27. Please explain and quantify the ratchet-type adjustments that will occur in the conversion price if you issue additional securities.

     Response

     The Company has determined that no stockholder action was or is required to approve the secured convertible note financing arrangement. Section 3 of Attachment A hereto sets forth our analysis of applicable provisions of Nevada law, our Articles of Incorporation and Bylaws that provide the basis for our conclusion as well as a summary of corporate action taken to approve the financing arrangement. We have amended the Information Statement to delete Proposal 6.

28. Please discuss and disclose any and all negative covenants contained in the agreements with the investors that would restrict action the registrant could take in connection with capital raising or other corporate activity.

     Response

     The Company has determined that no stockholder action was or is required to approve the secured convertible note financing arrangement. Section 3 of Attachment A hereto sets forth our analysis of applicable provisions of Nevada law, our Articles of Incorporation and Bylaws that provide the basis for our conclusion as well as a summary of corporate action taken to approve the financing arrangement. We have amended the Information Statement to delete Proposal 6.

Comments 29 through 48

     We note that Comments 29 through 44 relate to the Company's Form 10-KSB for the year ended December 31, 2004, Comments 45 and 46 relate to the Company's Form 10-Q for the quarter ended September 30, 2005, and Comments 47 and 48 relate to the Company's Form 8-K, dated November 4, 2005. The Company is in the process of reviewing each of these filings with respect to the Staff's comments and plans to submit, by separate letter and amended filings, responses to the Staff's comments.

     The Company acknowledges that:

     * The Company is responsible for the adequacy and accuracy of the disclosure in the Information Statement;
     * Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
     * The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We trust that the foregoing appropriately addresses the issues raised by your recent Comment Letter. Thank you in advance for your prompt review and assistance.

                                   Very truly yours,

                                   /s/ David Walters
                                   David Walters
                                   Chief Executive Officer

                         Attachment A
                 to Comment Response Letter of
                  MT Ultimate Healthcare Corp.
                    (dated January 20, 2006)

1.  ITech Acquisition  (Former Proposal 5 in the Information Statement)

A.  Corporate Action(s):

     On November 4, 2005, the Company entered into a Share Exchange and Reorganization Agreement (the "iTech Agreement") with iTechexpress, Inc.
("iTech") and the stockholders of iTech.   In the iTech Agreement, the Company
agreed to acquire all of the outstanding capital stock of iTech in exchange for 305,000,000 newly issued shares of the Company's common stock and the promise to issue an additional 523,333,333 shares of the Company's common stock at such time as the Company has available authorized shares. The closing of the transactions contemplated by the iTech Agreement occurred on November 4, 2005.

B.  Applicable Statutory Provisions:

     Nevada Revised Statutes (NRS) 78.060 provides a Nevada corporation with the authority to, among other things, make contracts (NRS 78.060(2(c)). NRS
78.070 further provides specific authority for a corporation to purchase shares or interests in other entities and to sell and transfer shares of its own stock.

     NRS 78.120 provides the board of directors of a Nevada corporation with full control over the affairs of a corporation, subject only to limitations set forth in Chapter 78 of the NRS or the corporation's articles of incorporation.

     Chapter 78 of the NRS contains no limitation on the authority of the Company's Board of Directors to effect the corporate actions referenced in
Section 1.A. above.

     NRS 78.211(1) provides a corporation's board of directors with authority to issue shares for consideration consisting of any tangible or intangible property or benefit to the corporation. Once the consideration for the issued shares is received, the shares are fully paid (NRS 78.211(2)).

C.   Applicable Provisions of Company's Articles of Incorporation and Bylaws:

     The Company's Articles of Incorporation contain no limitations on the authority of the Company's Board of Directors to effect the corporate actions referenced in Section 1.A. above.

     Section 3.1 of the Company's Bylaws provides that all corporate powers shall be exercised by or under the authority of, and the business and affairs of the Company shall be managed under the direction of, the Company's Board of Directors, subject only to limitations in the Company's Articles of Incorporation.

D.  Corporate Action Taken to Approve:

     On October 31, 2005, the Company's Board of Directors, acting by unanimous written consent pursuant to NRS 78.315(2), approved the corporate actions referenced in Section 1.A. above.

E.  Status of Action/Transaction:

     The Company entered into the iTech Agreement, and the acquisition by the Company of all of the outstanding capital stock of iTech and the issuance of 305,000,000 shares of Company common stock were completed, on November 4, 2005.

     No stockholder action was required to enter into the iTech Agreement or to effect the issuance of 305,000,000 shares of Company common stock in connection with the iTech Agreement as NRS 78.211(1) gives the Board of Directors authority to issue shares of common stock.

     The Company has a continuing obligation to issue 523,333,333 additional shares of its common stock at such time as it has available authorized shares. The Company expects to have available authorized shares upon completion of its proposed one-for-ninety reverse stock split and related reauthorization of
400,000,000 post-split shares of common stock.   In accordance with NRS
78.2055(1), the reverse stock split and reauthorization are subject to approval by the vote of stockholders (of record at the effective date and time of the change) holding a majority of the voting power of the Company's common
stock.   David Walters and Keith Moore, by virtue of the 274,500,000 shares of
Company common stock issued to them at the closing of the iTech acquisition, hold sufficient voting power to approve the reverse stock split and reauthorization without the vote of any other stockholder.


2. Acquisition of Drug Consultants, Inc. (Former Proposal 7 in the Information Statement)

A.  Corporate Action(s):

     On November 7, 2005, iTech entered into a Stock Purchase Agreement (the "DCI Agreement") with Drug Consultants, Inc. ("DCI"), pursuant to which iTech purchased all of the outstanding shares of DCI from the former shareholder of DCI for a purchase price of $1,800,000, of which $1,600,000 was paid in cash and $200,000 in the form of a secured promissory note. The closing of the transaction occurred on November 7, 2005.

B.  Applicable Statutory Provisions:

     NRS 78.070 provides specific authority for a corporation to hold shares or interests in other entities, such as its wholly owned subsidiary, ITech.

     The Company was not a party to the DCI Agreement and the transactions
contemplated thereunder.   As a result, no direct corporate action by the
Company was taken in connection with the DCI Agreement and the transactions completed thereunder.

C.   Applicable Provisions of Company's Articles of Incorporation and By-Laws

     Neither the Company's Articles of Incorporation nor Bylaws contain limitations on the ability of iTech to effect the corporate actions referenced in Section 3.A. above.

D.  Corporate Action Taken to Approve:

     The Company was not a party to the DCI Agreement and the transactions
contemplated thereunder.   As a result, no direct corporate action by the
Company was taken in connection with the DCI Agreement and the transactions completed thereunder.

     Nonetheless, on December 15, 2005, the Company's Board of Directors, acting by unanimous written consent pursuant to NRS 78.315(2), approved the actions referenced in Section 3.A. above.

E.  Status of Action/Transaction:

     The transactions referenced in Section 3.A. above were complete effective November 7, 2005.


3.  November 2005 Financing (Former Proposal 6 in the Information Statement)

A.  Corporate Action(s):

     On November 4, 2005, the Company entered into a Securities Purchase Agreement (the "SPA") with AJW Partners, LLC, AJW Offshore, Ltd., AJW Qualified Partners, LLC, and New Millennium Capital Partners II, LLC ("New Millennium") to purchase callable secured convertible notes having an aggregate principal amount of $3,000,000 and warrants to purchase up 15,000,000 shares of the Company's common stock. In connection with the SPA, the Company entered into certain other related agreements including a Security Agreement and an Intellectual Property Security Agreement.

     On November 4, 2005, an initial closing under the SPA occurred in which the Company issued secured convertible notes having an aggregate principal amount of $1,300,000 and warrants to purchase 6,500,000 shares of the Company's common stock.

B.  Applicable Statutory Provisions:

     NRS 78.060 provides a Nevada corporation with the authority to, among other things, make contracts (NRS 78.060(2(c)). NRS 78.070 further provides specific authority for a corporation to borrow money or contract debts (including secured debts), and to sell and transfer shares of its own stock.

     NRS 78.120 provides the board of directors of a Nevada corporation with full control over the affairs of a corporation, subject only to limitations set forth in Chapter 78 of the NRS or the company's articles of incorporation.

     Chapter 78 of the NRS contains no limitation on the authority of the Company's Board of Directors to effect the corporate actions referenced in
Section 2.A. above.

     In fact, NRS 78.565(2) specifically provides that, unless otherwise provided in a corporation's articles of incorporation, a vote of stockholders is not necessary for a transfer of assets by way of mortgage, or in trust or in pledge to secure indebtedness of the corporation.

C.   Applicable Provisions of Company's Articles of Incorporation and Bylaws:

     The Company's Articles of Incorporation contain no limitations on the authority of the Company's Board of Directors to effect the corporate actions referenced in Section 2.A. above.

     Section 3.1 of the Company's Bylaws provides that all corporate powers shall be exercised by or under the authority of, and the business and affairs of the Company shall be managed under the direction of, the Company's Board of Directors, subject only to limitations in the Company's Articles of Incorporation.

D.  Corporate Action Taken to Approve:

     On November 4, 2005, the Company's Board of Directors, acting by unanimous written consent pursuant to NRS 78.315(2), approved the corporate actions referenced in Section 2.A. above.

E.  Status of Action/Transaction:

     On November 4, 2005, an initial closing under the SPA occurred in which the Company issued secured convertible notes having an aggregate principal amount of $1,300,000 and warrants to purchase 6,500,000 shares of the Company's common stock.

     On December 28, 2005, a second closing under the SPA occurred in which the Company issued secured convertible notes having an aggregate principal amount of $850,000 and warrants to purchase 4,250,000 shares of the Company's common stock

     The Company has an obligation to sell the remaining secured convertible notes and warrants under the SPA, subject to the satisfaction of the conditions specified in the SPA.

     No stockholder action was required to enter into the SPA and, except as discussed in the following paragraph, complete the transactions contemplated thereunder.

     Under the financing arrangements, we are obligated to reserve for issuance 200% of the shares issuable upon conversion of the principal amount of the secured convertible notes and exercise of the warrants to take into account the conversion of accrued interest and changes in the conversion price of the secured convertible notes due to the volatility of the trading value of the Company's common stock. The Company currently does not have sufficient
authorized shares of common stock to meet this obligation.    The Company
expects to have available authorized shares upon completion of its proposed one-for-ninety reverse stock split and related reauthorization of 400,000,000
post-split shares of common stock.   In accordance with NRS 78.2055(1), the
reverse stock split and reauthorization are subject to approval by the vote of stockholders (of record at the effective date and time of the change) holding
a majority of the voting power of the Company's common stock.   David Walters
and Keith Moore, by virtue of the 274,500,000 shares of Company common stock issued to them at the closing of the iTech acquisition, hold sufficient voting power to approve the reverse stock split and reauthorization without the vote of any other stockholder.


4.  Amendment of Bylaws (Former Proposal 3 in Information Statement)

A.  Corporate Action(s):

     On December 7, 2005, the Company amended its Bylaws (a) to allow the Company's stockholders to act by signed written consent to action without a meeting and (b) to allow the Company's directors to appoint new directors to fill any vacancy resulting from an increase in the number of directors.

B.  Applicable Statutory Provisions:

     NRS 78.060 provides a Nevada corporation with the authority to, among other things, make bylaws for the management, regulation and government of its affairs and property (NRS 78.060(2(e)).

     NRS 78.120 provides the board of directors of a Nevada corporation with full control over the affairs of a corporation, subject only to limitations set forth in Chapter 78 of the NRS or the corporation's articles of incorporation.

     Chapter 78 of the NRS contains no limitation on the authority of the Company's Board of Directors to effect the corporate actions referenced in
Section 4.A. above.

C.   Applicable Provisions of Company's Articles of Incorporation and By-Laws:

     The Company's Articles of Incorporation contain no limitations on the ability of the Company to effect the corporate actions referenced in Section 4.A. above.

     Section 10.1 of the Company's Bylaws provides the Company's Board of Directors with authority to amend the Bylaws, unless the Articles of Incorporation reserve the right to the stockholders, the stockholders have expressly prohibited such an amendment or certain supermajority quorum or voting provisions are involved. None of these limitations on the ability of the Board of Directors to amend the Bylaws apply with respect to the corporate actions referenced in Section 4.A. above.

D.  Corporate Action Taken to Approve:

     On December 7, 2005, the Company's Board of Directors, acting by unanimous written consent pursuant to NRS 78.315(2), approved the actions referenced in Section 4.A. above.

E.  Status of Action/Transaction:

     The Company's Bylaws were amended effective December 7, 2005.    No
stockholder action was required to effect the amendment.


5. Appointment of David Walters and Keith Moore to Board of Directors (Former Proposal 4 in Information Statement)

A.  Corporate Action(s):

     On October 31, 2005 the Company increased the size of its Board of Directors from two to four members. The Company's Board of Directors appointed David Walters and Keith Moore to the Board to fill the resulting vacancies.

     On December 7, 2005, following completion of the corporate actions referenced in Section 4.A. above, the Company's Board of Directors ratified the appointment of Mr. Walters and Mr. Moore effective as of November 4, 2005.
 See Section 5.D. below.

B.  Applicable Statutory Provisions:

     NRS 78.120 provides the board of directors of a Nevada corporation with full control over the affairs of a corporation, subject only to limitations set forth in Chapter 78 of the NRS or the corporation's articles of incorporation.

     NRS 78.115 provides that a corporation may provide in its articles of incorporation or in its bylaws for a fixed number of directors or a variable number of directors, and for the manner in which the number of directors may be increased or decreased.

     NRS 78.335(5) provides that all vacancies in a corporation's board of directors, including those caused by an increase in the number of directors, may be filled by a majority of the remaining directors, though less than a quorum, unless it is otherwise provided in the corporation's articles of incorporation.

C.   Applicable Provisions of Company's Articles of Incorporation and By-Laws:

     Article 5 of the Company's Articles of Incorporation provides that the number of members of the Company's Board of Directors will be determined pursuant to the provisions of the Company's Bylaws, which will provide for no less than one, no more than nine directors.

     Section 3.2 of the Company's Bylaws provides that the number of members of the Company's Board of Directors may be set by resolution of the Board, subject to a minimum of one and a maximum of nine members.

     Section 3.11 of the Company's Bylaws, amended as described in Section 4.A. above, provides the Company's Board of Directors with authority to appoint new directors to fill any vacancy, including as a result of an
increase in the number of directors.   Prior to the amendment described in
Section 4.A. above, Section 3.11 of the Company's Bylaws did not permit the Board of Directors to fill vacancies resulting from an increase in the number of directors. The Company believes that the pre-amendment version of Section
3.11 was inconsistent with NRS 78.335(5) (described in Section 5.B. above) and thus not operative.

D.  Corporate Action Taken to Approve:

     On October 31, 2005, the Company's Board of Directors, acting by unanimous written consent pursuant to NRS 78.315(2), approved (i) an increase in the size of the Board of Directors from two to four members and (ii) the appointment of David Walters and Keith Moore to the Board of Directors.

     On December 7, 2005, the Company's Board of Directors, acting by unanimous written consent pursuant to NRS 78.315(2), ratified the appointment of David Walters and Keith Moore as members of the Board Directors effective as of November 4, 2005. The Company's Board or Directors elected to ratify the appointment of Mr. Walters and Mr. Moore to remove any uncertainty regarding the operation of former Section 3.11 of the Company's Bylaws to the October 31 actions of the Board.

E.  Status of Action/Transaction:

     David Walters and Keith Moore were appointed to the Company's Board of
Directors effective November 4, 2005.   No stockholder action was required to
effect the appointment.


6. Disposition of Capital Stock of Abundant Healthcare, Inc. and Certain Other Assets (Addressed in Staff Comment 23)

A.  Corporate Action(s):

     On November 4, 2005, the Company entered into an Agreement (the "Spinoff
Agreement") with MacDonald and Marguerite Tudeme (the "Tudemes").   In the
Spinoff Agreement and in exchange for 35,691,200 shares of the Company's common stock held by the Tudemes, the Company agreed (i) to transfer to the Tudemes all of the outstanding capital stock of a newly formed subsidiary holding substantially all of the corporate names, business, operations, assets, properties, intellectual properties, trademarks, service marks, trade names, uniform resource locators, telephone numbers, and good will of the Company and its subsidiaries (other than iTech and DCI), (ii) to make a cash payment to Tudemes, (iii) to assume and release the Tudemes from certain liabilities and (iv) to pledge 20,000,000 shares of common stock as collateral to secure the performance and payment of an outstanding promissory note.

     On December 1, 2005, the Company contributed to Marathon Healthcare Corporation, a newly formed subsidiary, substantially all of the corporate names, business, operations, assets, properties, intellectual properties, trademarks, service marks, trade names, uniform resource locators, telephone numbers, and good will of the Company and its subsidiaries (other than iTech and DCI). The contributed assets included all of the operations of the Company's former operating subsidiaries M.T. Marketing Int. Corp. and Abundant Healthcare, Inc.

     On December 15, 2005, the Company completed the transactions contemplated by the Spinoff Agreement by transferring all of the outstanding capital stock of Marathon Healthcare Corporation to the Tudemes in exchange for 35,691,200 shares of the Company's common stock.

B.  Applicable Statutory Provisions:

     NRS 78.060 provides a Nevada corporation with the authority to, among other things, make contracts (NRS 78.060(2(c)). NRS 78.070 further provides specific authority for a corporation to sell shares or interests in other entities and to purchase shares of its own stock.

     NRS 78.120 provides the board of directors of a Nevada corporation with full control over the affairs of a corporation, subject only to limitations set forth in Chapter 78 of the NRS or the corporation's articles of incorporation.

     Chapter 78 of the NRS contains no limitation on the authority of the Company's Board of Directors to effect the corporate actions referenced in
Section 6.A. above. NRS 78.565(1) requires a vote of a corporation's stockholders only to approve the sale of "all of its property and assets". The Company believes that the actions referenced in Section 6.A. above do not constitute a sale of all of the Company's property and assets within the meaning of NRS 78.565(1).

     Further, NRS 78.140 provides that a contract or other transaction is not void or voidable solely, among other things, because the contract or transaction is between a corporation and one or more of its directors or officers, if the fact of the interest is known to the board of directors, and the board authorizes, approves or ratifies the contract or transaction in good faith by a vote sufficient for the purpose without counting the vote or votes of the common or interested director or directors, the contract or transaction is fair as to the corporation at the time it is authorized or approved, and under certain other circumstances.

C.   Applicable Provisions of Company's Articles of Incorporation and Bylaws:

     The Company's Articles of Incorporation contain no limitations on the authority of the Company's Board of Directors to effect the corporate actions referenced in Section 1.A. above.

     Section 3.1 of the Company's Bylaws provides that all corporate powers shall be exercised by or under the authority of, and the business and affairs of the Company shall be managed under the direction of, the Company's Board of Directors, subject only to limitations in the Company's Articles of Incorporation.

D.  Corporate Action Taken to Approve:

     On October 31, 2005, the Company's Board of Directors, acting by unanimous written consent pursuant to NRS 78.315(2), approved the corporate actions referenced in Section 6.A. above.

     On December 15, 2005, the Company's Board of Directors acting by unanimous written consent (with the Tudemes abstaining), ratified the Spinoff Agreement and approved the completion of the other actions referenced in
Section 6.A. above.

E.  Status of Action/Transaction:

     The Company entered into the Spinoff Agreement on November 4, 2005 and completed the transactions contemplated therein on December 15, 2005.

     No stockholder action was required to enter into the Spinoff Agreement and to complete the transactions contemplated thereunder.